2005 Market Street, Suite 2600 Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

February 1, 2021

Via EDGAR Transmission
Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
Review of Shareholder Reports for Delaware Group Tax-Free Fund (811-03850); Delaware Group State Tax-Free Income Trust (811-02715); Delaware Group Government Fund (811-04304); Delaware Group Global & International Funds (811-06324); Delaware Group Equity Funds V (811-04997); Delaware Group Equity Funds II (811-00750); Delaware Group Equity Funds I (811-07972); Delaware Group Adviser Funds (811-07972); Delaware Group Income Funds (811-02071); Voyageur Tax Free Funds (811-03910); Voyageur Mutual Funds III (811-04547); Voyageur Mutual Funds II (811-04989); Voyageur Intermediate Tax Free Funds (811-04364); Voyageur Insured Funds (811-04973); Voyageur Mutual Funds (811-07742); Delaware Group Cash Reserve (811-02806); Delaware Group Foundation Funds (811-08457); Delaware Investments Colorado Municipal Income Fund, Inc. (811-07810); Delaware Investments Minnesota Municipal Income Fund II, Inc. (811-07420); Delaware Investments National Municipal Income Fund (811-07410); Delaware Enhanced Global Dividend & Income Fund (811-22050); and Delaware Investments Dividend & Income Fund, Inc. (811-07460) (each a “Registrant” and collectively, the “Registrants”)

Dear Mr. Long:

On behalf of the above-referenced Registrants and their relevant series therein (each a “Fund”), the following are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically with respect to the

Jeff Long
February 1, 2020

Registrants’ most recent shareholder reports (each, a “Shareholder Report” and collectively, the “Shareholder Reports”).  Each Staff comment is summarized below, followed by the Registrants’ response to the comment.

1.
Comment: In the Notes to Financial Statements of the Delaware International Value Equity Fund’s Shareholder Report, it states that the Fund is diversified but its prospectus and statement of additional information state that the Fund is non-diversified.  Clarify the statements.

Response: The Fund is non-diversified. The Registrant will correct the statement in the Fund’s future shareholder reports.

2.
Comment: The Delaware Diversified Income Fund and the Delaware Strategic Income Fund both had returns of capital during their last fiscal years.  Confirm that the Funds’ Section 19(a) notices complied with the disclosure requirements concerning the return of capital.

Response: The Registrants confirm that the Funds have complied with the disclosure requirements under Section 19(a) with respect to returns of capital.

3.
Comment: In the Notes to Financial Highlights of the Delaware Emerging Markets Debt Corporate Fund’s Shareholder Report, the first expense ratio shown in the “Ratios and supplemental data” excludes the Fund’s interest expense.  In future reports, the first expense ratio shown in this section should be gross of all fees and expenses, including interest expense.

Response: The requested change will be made in future reports.

4.	Comment: Confirm that the response to Item B.23 (Section 19 notices) of the Delaware Strategic Income Fund’s latest Form N-CEN is correct. The response says that a notice was not sent out.

Response: The Registrant confirms that the response is incorrect and that the notices were sent out to Fund shareholders as required.

5.
Comment: The auditors’ report on internal controls contained in the Form N-CEN filing for several equity Funds (for Registrants: 811-07972; 811-04547; and 811-00249) did not include PricewaterhouseCoopers LLP’s city and state information in the signature block.  Include this information in future reports.

Response: The requested change will be made in future reports.

Jeff Long
February 1, 2020

6.
Comment: For the Delaware Enhanced Global Dividend Income Fund the expense ratio information shown under the “Portfolio” section for the period ended 6/30/2020 should be a gross number that includes interest expense. A footnote may be included explaining that the gross expense information includes interest expense and that any net expense number shown excludes it.

Response: The requested change will be made.

*    *    *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Daniel Geatens
Earthen Johnson
Macquarie Investment Management